02 MAY 29 AM 10: C

May 20, 2002

File No. 82-4357

Securities Authority
22 Kanfei Nesharim St.
Jerusalem

Tel Aviv Stock Exchange
54 Ahad Ha'am St.
Tel Aviv

Registrar of Companies
P.O.B. 767
Jerusalem

02034402

Dear Madam / Sir,

Re: Immediate Report

Please be informed that the following interested party has purchased Frutarom Industries Ltd. shares on the Tel Aviv Stock Exchange, as follows:

Frutarom Trust Ltd.

Date	Amount	Rate
January 8, 2002	- 16,603	1.16
January 20, 2002	10,675	490
February 28, 2002	514	515
March 3, 2002	1,000	510
March 4, 2002	1,000	510
March 6, 2002	500	501
March 17, 2002	14,000	554
April 8, 2002	2,500	518
April 11, 2002	6,000	514
April 15, 2002	30,000	513
April 29, 2002	400	502
May 1, 2002	10,000	530

SUPPL

After these transactions, Frutarom Trust Ltd. holds 879,544 shares which is 2.14% of the share capital.

PROCESSED
JUN 06 2002
THOMSON
FINANCIAL

Sincerely yours,

(Mrs.) Tamar Brand Shamir, Adv.
Corporate Secretary

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

- UNAUDITED -

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

- UNAUDITED -

CONTENTS

** ** **
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H. MILLNER & Co.
Certified Public Accountants (Isr.)

ACCOUNTANTS' REVIEW REPORT

Board of Directors
FRUTAROM INDUSTRIES LTD.
H a i f a

Gentlemen,

We have reviewed the accompanying condensed consolidated interim balance sheets of Frutarom Industries Ltd. as of September 30, 2001 and the related condensed consolidated interim statements of income, statement of shareholders' equity and statements of cash flows for the nine months period ended September 30, 2001.

Our review was conducted in compliance with procedures prescribed by the Institute of Certified Public Accountants in Israel, including amongst others, reading of the above financial statements, minutes of shareholders' and of the board of directors meetings and making enquiries of those responsible for the financial and accounting matters of the company.

The review of the interim financial statements as of September 30, 2001 of certain subsidiaries, the assets of which constitute 53% of total assets in the consolidated balance sheet and their sales constitute 55% of consolidated sales was carried out by other certified public accountants.

A review is substantially less in scope than an audit and accordingly, we do not express an opinic on the condensed interim financial statements.

Based on our review and the reports of the other certified public accountants, we are not aware of any material modifications that should be made to the accompanying condensed interim financial statements in order for them to be in conformity with generally accepted accounting principles and in accordance with the Israel Securities Regulations (Periodic and Immediate Reports) 1970.

H. Millner and Co

H. MILLNER & CO.
Certified Public Accountants (Isr.)

Haifa, November 26, 2001

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

ADJUSTED FOR CHANGES IN THE U.S DOLLAR RATE OF EXCHANGE

	SEPTEMBER 30,		DECEMBER 31,
	2001	2000	2000
	UNAUDITED		**AUDITED**
CURRENT ASSETS	N.I.S. '000		N.I.S. '000
Cash and cash equivalents	8,161	1,681	4,142
Receivables - Trade	106,075	83,336	70,807
Other	18,935	11,080	13,156
Inventories	104,873	78,293	86,259
Total current assets	238,044	174,390	174,364
INVESTMENT	-	109	-
FIXED ASSETS			
Cost less accumulated depreciation	132,405	102,181	105,043
OTHER ASSETS	29,453	10,632	10,291
	399,902	**287,312**	**289,698**

CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS – continued

	SEPTEMBER 30,		DECEMBER 31,
	2001	2000	2000
	UNAUDITED		**AUDITED**
CURRENT LIABILITIES	N.I.S. '000		N.I.S. '000
Short term loans	44,678	27,908	27,711
Suppliers and services rendered	55,195	44,880	46,885
Creditors and accrued liabilities	40,166	24,970	26,183
Total current liabilities	140,039	97,758	100,779
LONG TERM DEBT			
Loans	102,813	52,066	49,290
Accrued employee rights upon retirement	1,977	1,855	2,160
Deferred taxes on income	6,284	4,399	4,873
	111,074	58,320	56,323
EQUITY	148,789	131,234	132,596
	399,902	**287,312**	**289,698**

ORI YEHUDAI
President and C.E.O.
Member of the Board of Directors

ALON GRANOT
Executive Vice President and
Chief Financial Officer

THE FINANCIAL STATEMENTS WERE APPROVED BY THE BOARD OF DIRECTORS ON **NOVEMBER 26, 2001**

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF INCOME

ADJUSTED FOR CHANGES IN THE U.S DOLLAR RATE OF EXCHANGE

	NINE MONTHS ENDED SEPTEMBER 30,		THREE MONTHS ENDED SEPTEMBER 30,		YEAR ENDED DECEMBER 31,
	2001	2000	2001	2000	2000
	UNAUDITED		**UNAUDITED**		**AUDITED**
	N.I.S. '000		N.I.S. '000		N.I.S.'000
Sales	337,626	269,528	114,807	85,209	350,507
Cost of sales	232,013	191,157	80,723	61,709	250,861
Gross profit	105,613	78,371	34,084	23,500	99,646
Selling expenses	44,112	28,971	15,814	9,913	39,940
General and administrative expenses	29,039	23,530	10,574	8,079	30,476
	73,151	52,501	26,388	17,992	70,416
Income from operations before financing	32,462	25,870	7,696	5,508	29,230
Financing expenses, net	7,878	5,174	2,382	1,396	6,768
Income after financing expenses	24,584	20,696	5,314	4,112	22,462
Other expenses, net	436	553	149	274	662
Income before taxes on income	24,148	20,143	5,165	3,838	21,800
Taxes on income	7,865	5,623	1,890	1,117	5,917
Net income for the period/year	16,283	14,520	3,275	2,721	15,883
Basic earnings per NIS. 1 nominal value share	0.40	0.35	0.08	0.07	0.39

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENT OF SHAREHOLDERS' EQUITY ADJUSTED FOR CHANGES IN THE U.S DOLLAR RATE OF EXCHANGE

	9 MONTHS ENDED SEPTEMBER 30, 2001			9 MONTHS ENDED SEPTEMBER 30, 2000		
	SHARE CAPITAL & RESERVES	RETAINED EARNINGS	TOTAL EQUITY	SHARE CAPITAL & RESERVES	RETAINED EARNINGS	TOTAL EQUITY
	UNAUDITED			UNAUDITED		
	NIS. '000			NIS. '000		
Balances beginning of period	76,468	56,128	132,596	76,691	40,245	116,936
Translation adjustments to financial statements of subsidiaries abroad	(90)	-	(90)	(222)	-	(222)
Net income for the period	-	16,283	16,283	-	14,520	14,520
Balances end of period	76,378	72,411	148,789	76,469	54,765	131,234

	3 MONTHS ENDED SEPTEMBER 30, 2001			3 MONTHS ENDED SEPTEMBER 30, 2000		
Balances beginning of period	75,269	69,136	144,405	76,512	52,044	128,556
Translation adjustments to financial statements of subsidiaries abroad	1,109	-	1,109	(43)	-	(43)
Net income for the period	-	3,275	3,275	-	2,721	2,721
Balances end of period	76,378	72,411	148,789	76,469	54,765	131,234

	YEAR ENDED DECEMBER 31,2000		
	SHARE CAPITAL & RESERVES	RETAINED EARNINGS	TOTAL EQUITY
	AUDITED		
	NIS. '000		
Balances beginning of year	76,691	40,245	116,936
Translation adjustments to financial statements of subsidiaries abroad	(223)	-	(223)
Net income for the year	-	15,883	15,883
Balances end of year	76,468	56,128	132,596

FRUTAROM INDUSTRIES LTD.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

ADJUSTED FOR CHANGES IN THE U.S DOLLAR RATE OF EXCHANGE

	NINE MONTHS ENDED SEPTERMBE 30,		THREE MONTHS ENDED SEPTEMBER 30,		YEAR ENDED DECEMBER 31,
	2001	2000	2001	2000	2000
	UNAUDITED		UNAUDITED		AUDITED
	N.I.S. '000		N.I.S. '000		N.I.S.'000
CASH FLOWS (FOR) FROM OPERATING ACTIVITIES					
Profit for the period / year	16,283	14,520	3,275	2,721	15,883
Adjustments to reconcile net income to net cash provided by (used for) operating activities	(24,125)	(1,087)	7,776	2,518	8,394
Cash (used for) provided by operating activities	(7,842)	13,433	11,051	5,239	24,277
CASH FLOWS USED FOR INVESTMENT ACTIVITIES					
Purchase of fixed assets	(37,277)	(9,437)	(4,371)	(2,143)	(14,643)
Other investments	(21,154)	(6,971)	(976)	(6,774)	(7,180)
Cash used for investments	(58,431)	(16,408)	(5,347)	(8,917)	(21,823)
CASH FLOWS (FOR) FROM FINANCING ACTIVITIES					
Increase (Decrease) in long term loans, net	63,701	(10,827)	1,064	(3,147)	(14,561)
Increase (decrease) in short term loans from banks, net	6,789	13,222	(1,637)	6,657	13,983
Cash flows from (for) financing activities	70,490	2,395	(573)	3,510	(578)
TRANSLATION DIFFERENCES SUBSIDIARY ABROAD	(198)	(44)	139	(12)	(39)
Increase (Decrease) in cash and cash equivalents	4,019	(624)	5,270	(180)	1,837
Balances of cash and cash equivalents at beginning of period/year	4,142	2,305	2,891	1,861	2,305
Balances end of period/year	8,161	1,681	8,161	1,681	4,142

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS - continued

	NINE MONTHS ENDED SEPTEMBER 30,		THREE MONTHS ENDED SEPTEMBER 30,		YEAR ENDED DECEMBER 31,
	2001	2000	2001	2000	2000
	UNAUDITED		**UNAUDITED**		**AUDITED**
	N.I.S. '000		N.I.S. '000		N.I.S.'000
ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH PROVIDED BY <u>(USED FOR) OPERATING ACTIVITIES</u>					
Expenses (income) not affecting cash flow –					
Depreciation and amortization	11,236	7,241	4,486	2,125	10,032
Other	1,228	169	482	146	1,189
CHANGES IN ASSETS AND LIABILITIES					
Receivables –					
Trade	(33,647)	(18,925)	5,220	(800)	(6,363)
Other	(5,788)	1,189	(2,899)	(739)	(883)
Inventories	(19,559)	5,493	2,142	(957)	(2,429)
Suppliers and services rendered	8,323	3,156	(1,207)	1,617	5,081
Creditors and accrued liabilities	14,082	590	(448)	1,126	1,767
	(24,125)	(1,087)	7,776	2,518	8,394

FRUTAROM INDUSTRIES LTD.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

SEPTEMBER 30, 2001

NOTE 1 - SIGNIFICANT ACCOUNTING PRINCIPLES

Significant accounting principles applied in preparing these condensed consolidated interim unaudited financial statements, are identical to those applied to the audited financial statements for the last two years.

NOTE 2 - CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

These financial statements include the condensed interim financial statements of the company and its subsidiary Frutarom Ltd.

NOTE 3 - ADJUSTED FINANCIAL STATEMENTS

The financial statements have been prepared under the historical cost convention adjusted for the change in the rate of exchange of the U.S. Dollar to the New Israel Shekel, U.S. Dollar 1 equals New Israel Shekel 4.35 During the nine months period ended September 30, 2001, the rate of exchange increased by 7.8% compared to a decrease of 3.1% in the comparative period in 2000.

NOTE 4 - TRANSACTIONS WITH RELATED PARTIES JANUARY THROUGH SEPTEMBER, 2001

	NIS.'000
Sales to related party	1,435
Purchases from related party	2,554
Reimbursement of expenses and other payments to related party	340

NOTE 5 - ADOPTION OF NEW ACCOUNTING STANDARDS

In May, 2001, the Financial Accounting Standards Board issued Accounting Standard 11 in respect of segment operations and in October, 2001, Accounting Standard 12 in respect of the discontinuation of the adjustment of financial statements and Accounting Standard 13 in respect of the impact of the changes in foreign currency exchange rates.

Accounting Standard 11 applies to segment reporting. This standard is based on International Accounting Standard number 14 under which the Company accounted for as this was the common practice in Israel. Accounting Standard 11 will apply to the financial statements as of January 1, 2002.

Accounting Standard 12 addresses the discontinuation of the adjustment of financial statements. In conformity with this Standard, the adjustment of financial statements to the changes in the Dollar/Shekel exchange rates, will be discontinued as of January 1, 2003. Through December 31, 2002, the Company will continue to prepare adjusted financial statements in compliance with Opinion 36 of the Institute of Certified Public Accountants in Israel. The adjusted amounts as per December 31, 2002 financial statements will constitute the basis for reporting in nominal amounts as of January 1, 2003.

Accounting Standard 13 applies to the influence of the changes in exchange rates. This accounting Standard replaces pronouncements 8 and 9 to Opinion 36 of the Institute of Certified Public Accountants in Israel and which are revoked with the discontinuation of the adjustment of financial statements.

Accounting Standard 13 governs the translation of transactions in foreign currency and the translation of financial statements of foreign operations so as to include these in the financial statements of the reporting entity. The rules applying to the translations under Standard 13 are different from those applied presently. Standard 1 will apply to financial statements as of December 31, 2002.